UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

Castlewood House, 77/91 New Oxford Street, London, England WC1A 1DG

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

NEWS RELEASE

Adastra Shareholders Overwhelmingly Support Rights Plan

Trading: TSX and AIM: AAA

London, UK (March 10, 2006) Adastra Minerals Inc. (“Adastra” or the “Company”) announces that shareholders represented at the Company’s annual general meeting, held yesterday in Toronto, voted more than 88% in favour to ratify the Company’s shareholder rights plan.

“This convincing vote, just one day prior to the scheduled expiry of the inadequate offer made by First Quantum, clearly demonstrates the strong support of our shareholders for keeping our Rights Plan in place,” said Tim Read, Adastra’s President and CEO.

In addition, Adastra’s shareholders elected Messrs Etienne Denis, Paul C. MacNeill, Timothy Read, Bernard Vavala, Patrick J. Walsh, John Bentley and Bernard Pryor to the Company’s board of directors.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing several mineral assets in Central Africa, including the Kolwezi Tailings Project and the possible rehabilitation of the Kipushi zinc mine in the Democratic Republic of Congo. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

About the Kolwezi Project

Adastra’s Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a “qualified person” as defined by the Canadian Securities Administrators’ NI 43-101. This resource has the potential to host one of the world’s largest and lowest cost cobalt producers. A definitive feasibility study was completed in March 2006. Construction is expected to commence before year-end, with first production in mid 2008 and a mine life in excess of 50 years.

The project is expected to generate significant taxation, royalty and dividend revenues to the Government, as well as providing local employment and contributing to the regeneration of the DRC’s copper belt infrastructure.

Contact us:

London

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7257 2040

Parkgreen Communications

Justine Howarth / Cathy Malins

Tel.: +44 (0)20 7493 3713

Toronto

Equicom

Martti Kangas

Tel.: +1 (416) 815 0700

Forward Looking Statements: This news release includes “forward-looking statements” within the meanings of the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). All statements, other than statements of historical facts, included in this news release that address activities, events, transactions or developments that Adastra expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of Adastra’s business, operations, plans and other such matters are forward-looking statements. When used in this news release, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements.

Forward-looking statements include, but are not limited to, those with respect to the price of copper and cobalt, the timing and costs of project development, financing and implementation, the timing and amount of estimated future production and costs of production. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Adastra to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, including those in the Democratic Republic of Congo, risks related to the development of the Kolwezi Project, risks related to obtaining necessary project financing on the terms currently anticipated (or at all), actual results of current exploration activities, actual results of reclamation activities, risks related to construction, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of copper and cobalt, as well as those factors discussed in Adastra’s Annual Report on Form 20-F for the year ended October 31, 2005 and other public disclosure documents filed with the securities regulatory authorities in the United States and Canada. Although attempts have been made to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Adastra Minerals Inc. (the “Company”)

Suite 950 - 1055 West Georgia Street

Vancouver, BC V6E 3P3

Item 2.	Date of Material Change

March 10, 2006

Item 3.	News Release

The News Release dated March 10, 2006 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change
Item 5.

The Company announced that shareholders represented at the Company’s annual general meeting, held March 9, 2006 in Toronto, voted more than 88% in favour to ratify the Company’s shareholder rights plan.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

Tim Read, President

44-20-7257-2040

Item 10.	Date of Report

Dated at Vancouver, BC, this 10th day of March, 2006.

SCHEDULE “A”

NEWS RELEASE

Adastra Shareholders Overwhelmingly Support Rights Plan

Trading: TSX and AIM: AAA

London, UK (March 10, 2006) Adastra Minerals Inc. (“Adastra” or the “Company”) announces that shareholders represented at the Company’s annual general meeting, held yesterday in Toronto, voted more than 88% in favour to ratify the Company’s shareholder rights plan.

“This convincing vote, just one day prior to the scheduled expiry of the inadequate offer made by First Quantum, clearly demonstrates the strong support of our shareholders for keeping our Rights Plan in place,” said Tim Read, Adastra’s President and CEO.

In addition, Adastra’s shareholders elected Messrs Etienne Denis, Paul C. MacNeill, Timothy Read, Bernard Vavala, Patrick J. Walsh, John Bentley and Bernard Pryor to the Company’s board of directors.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing several mineral assets in Central Africa, including the Kolwezi Tailings Project and the possible rehabilitation of the Kipushi zinc mine in the Democratic Republic of Congo. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

About the Kolwezi Project

Adastra’s Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a “qualified person” as defined by the Canadian Securities Administrators’ NI 43-101. This resource has the potential to host one of the world’s largest and lowest cost cobalt producers. A definitive feasibility study was completed in March 2006. Construction is expected to commence before year-end, with first production in mid 2008 and a mine life in excess of 50 years.

The project is expected to generate significant taxation, royalty and dividend revenues to the Government, as well as providing local employment and contributing to the regeneration of the DRC’s copper belt infrastructure.

Contact us:

London

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7257 2040

Parkgreen Communications

Justine Howarth / Cathy Malins

Tel.: +44 (0)20 7493 3713

Toronto

Equicom

Martti Kangas

Tel.: +1 (416) 815 0700

Forward Looking Statements: This news release includes “forward-looking statements” within the meanings of the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). All statements, other than statements of historical facts, included in this news release that address activities, events, transactions or developments that Adastra expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of Adastra’s business, operations, plans and other such matters are forward-looking statements. When used in this news release, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements.

Forward-looking statements include, but are not limited to, those with respect to the price of copper and cobalt, the timing and costs of project development, financing and implementation, the timing and amount of estimated future production and costs of production. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Adastra to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, including those in the Democratic Republic of Congo, risks related to the development of the Kolwezi Project, risks related to obtaining necessary project financing on the terms currently anticipated (or at all), actual results of current exploration activities, actual results of reclamation activities, risks related to construction, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of copper and cobalt, as well as those factors discussed in Adastra’s Annual Report on Form 20-F for the year ended October 31, 2005 and other public disclosure documents filed with the securities regulatory authorities in the United States and Canada. Although attempts have been made to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

ANNUAL GENERAL MEETING OF THE HOLDERS OF

COMMON SHARES OF

ADASTRA MINERALS INC. (THE “COMPANY”)

MARCH 9, 2006

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations (Section 11.3)

The following matters were put to a vote by a show of hands at the annual general shareholders’ meeting of the Company:

Outcome of Vote

1.	Setting the number of directors at seven.	Passed
2.

The election of the following nominees as directors of the Company for the ensuing year or until their successors are elected or appointed:

Etienne Denis

Paul MacNeill

Timothy Read

Bernard Vavala

Patrick J. Walsh

John Bentley

Bernard Pryor

Passed
3.	The appointment of KPMG LLP, Chartered Accountants, as auditor of the Company and the authorization of the directors to fix their remuneration.	Passed
4.	To approve the adoption of the Shareholder Rights Plan between the Company and Computershare Investor Services Inc., a summary of which is outlined in the Management Proxy Circular.	Passed

Vancouver, British Columbia, March 10, 2006.

ADASTRA MINERALS INC.

By: /s/ Paul C. MacNeill Paul C. MacNeill, Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC. (Registrant)
Date March 10, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director